SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

CORPORATE EVENTS CALENDAR

Corporate Name	Centrais Elétricas Brasileiras S.A. – Eletrobras
Home Office address	Rua da Quitanda, 196 – 23th floor
Website	www.eletrobras.com
Investor Relations Director	Elvira Baracuhy Cavalcanti Presta
E-mail: df@eletrobras.com
Phone: 55 (21) 2514-6431
Fax: 55 (21) 2514-5714
Investor Relations Officer	Paula Prado Rodrigues Couto
E-mail: paula.rodrigues@eletrobras.com
Phone: 55 (21) 2514-4637
Fax: 55 (21) 2514-5964
Newspapers where the shareholding acts are published	In 2022, the company’s legal subjects are going to be published on the following newspapers: Federal Official Gazette and Jornal de Brasília

Annual Financial Statements and Consolidated Financial Statements, for the year ended December 31, 2021
EVENT	DATE
Disclosure to Shareholders CVM/B3/SEC/NYSE/Madri	03/18/2022
Disclosure via Newspaper	04/13/2022

Standardized Financial Statements – DFP, for the year ended December 31, 2021
EVENT	DATE
Disclosure to Shareholders CVM/ B3/SEC/NYSE/Madri	03/18/2022

Form 20-F 2021
EVENT	DATE
Filling on SEC and Disclosure in the website of NYSE/Madrid	05/06/2022

Annual Information (Resolution 480-CVM), for the year
EVENT	DATE
Disclosure in the website of CVM/B3	05/27/2022

Quarterly Financial Information
EVENT	DATE
Regarding 1st Quarter	05/16/2022
Regarding 2nd Quarter	08/10/2022
Regarding 3rd Quarter	11/09/2022

1

Ordinary Stockholders Meeting
EVENT	DATE
Disclosure of the Administration Proposal in the website of CVM/ B3/SEC/NYSE/Madrid	03/18/2022
OGM Call Notice in the website of CVM/B3/SEC/NYSE/Madrid	03/18/2022
Publication of the OGM Call Notice in the newspapers	03/22/2022
Annual Shareholders Meeting	04/22/2022
Disclosure of the main deliberations of the Annual Shareholders Meeting in the website of CVM/B3/SEC/NYSE/Madrid	04/22/2022
Disclosure of the Minutes of the Annual Shareholders Meeting in the website to CVM/B3/SEC/NYSE/Madrid	05/03/2022

181st Extraordinary Stockholders Meeting
EVENT	DATE
Disclosure of the Administration Proposal in the website of CVM/ B3/SEC/NYSE/Madrid	01/20/2022
EGM Call Notice in the website of CVM/B3/SEC/NYSE/Madrid	01/20/2022
Publication of the EGM Call Notice in the newspapers	01/21/2022
Extraordinary Shareholders Meeting	02/22/2022
Disclosure of the main deliberations of the Extraordinary Shareholders Meeting in the website of CVM/B3/SEC/NYSE/Madrid	02/22/2022
Disclosure of the Minutes of the Extraordinary Shareholders Meeting in the website to CVM/B3/SEC/NYSE/Madrid	03/07/2022

Public Meeting with Analysts/Investors
EVENT	DATE
Public meeting with analysts, open to other interested parties At 04:00 pm Location: to be defined	07/29/2022
Public meeting with analysts, open to other interested parties At 04:00 pm Location: to be defined	08/18/2022

2

Video Conference
EVENT	DATE
Video Conference at 02:30 pm – Brasília time (Presentation of the financial statements for the year ended December 31, 2021 - how to participate will be informed via the IR website and press release)	03/22/2022
Video Conference at 02:30 pm – Brasília time (Presentation of results for the exercise ended March 31, 2022 - how to participate will be informed via the IR website and press release)	05/17/2022
Video Conference at 02:30 pm – Brasília time (Presentation of results for the exercise ended June 30, 2022 - how to participate will be informed via the IR website and press release)	08/11/2022
Video Conference at 02:30 pm – Brasília time (Presentation of results for the exercise ended September 30, 2022 - how to participate will be informed via the IR website and press release)	11/10/2022

Board of Directors Meetings
EVENT	DATE
Board of Directors meeting. Subject: to deliberate on the approval of the Financial Statements 2021 and to deliberate on the approval Administration Proposal and the call of OGM	03/18/2022
Submission of Board of Directors Minutes of Meeting the approval of the Financial Statements 2021 and approval Administration Proposal and the call of OGM	03/29/2022
Board of Directors meeting. Subject: to deliberate on the approval Form 20-F	05/06/2022
Submission of Board of Directors Minutes of Meeting Form 20-F	05/17/2022
Board of Directors meeting. Subject: to deliberate on the approval of the 1st Quarter 2022	05/16/2022
Submission of Board of Directors Minutes of Meeting 1st Quarter 2022	05/25/2022
Board of Directors meeting. Subject: to deliberate on the approval Reference Form	05/27/2022
Submission of Board of Directors Minutes of Meeting and Reference Form	06/07/2022
Board of Directors meeting. Subject: to deliberate on the approval of 2nd Quarter 2022	08/10/2022
Submission of Board of Directors Minutes of Meeting of 2nd Quarter 2022	08/19/2022
Board of Directors meeting. Subject: to deliberate on the approval of 3rd Quarter 2022	11/09/2022
Submission of Board of Directors Minutes of Meeting of 3rd Quarter 2022	11/21/2022

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.